大华置业
UNITED OVERSEAS LAND LIMITED
101 THOMSON ROAD #33-00 UNITED SQUARE SINGAPORE 307591
TEL: (65) 6255 0233 FAX: (65) 6252 [redacted]

03032978

03 OCT 23 7:21

28 October 2003

United States Securities & Exchange Commission
450 Fifth Street N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-2
Washington D.C. 20549
Attn : Mr Frank Zarb, Esq.

BY FAX ONLY
FAX NO.: 012 1 202 942 9525

Total: 12 pages
(including this page)

SUPPL

Dear Sirs

RULE 12g3-2(b) No. : 82-2180
- ANNOUNCEMENT

We have pleasure in enclosing for your information, a copy of the Announcement in respect of the unaudited third quarter financial statement of the Company and the Group for 2003.

Please be informed that the Announcement is also available at the website of the Singapore Exchange Limited at http://www.sgx.com.sg.

Kindly acknowledge receipt by signing and returning the duplicate of this letter. Thank you.

Yours faithfully
for UNITED OVERSEAS LAND LIMITED

PROCESSED
NOV 06 2003
THOMSON FINANCIAL

Patricia Ong
Deputy Company Secretary

enc.

c.c. Mr Bryan Ho, The Bank of New York (Fax No. : 012 1 212 571 3050)

K:\gracewong\letter\MEDIA\3RD-quarter results.doc
UOL\3.2.3 (pc\nur)

dlw 10/30

UNITED OVERSEAS LAND LIMITED

UNAUDITED THIRD QUARTER FINANCIAL STATEMENT

PART I - INFORMATION REQUIRED FOR ANNOUNCEMENTS OF QUARTERLY (Q1, Q2 & Q3), HALF-YEAR AND FULL YEAR RESULTS

1(a)(i) An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year

		Group					
		Third Quarter Ended 30 September			Nine Months Ended 30 September		
	Notes	2003	2002	+ / (-)	2003	2002	+ / (-)
		$'000	$'000	%	$'000	$'000	%
Revenue	A	92,200	115,716	(20)	304,703	316,631	(4)
Cost of sales		(52,773)	(75,929)	(30)	(198,568)	(200,761)	(1)
Gross profit		39,427	39,787	(1)	106,135	115,870	(8)
Other operating income		19,280	16,021	20	51,090	47,521	8
Marketing and distribution expenses		(4,100)	(3,707)	11	(11,046)	(10,091)	9
Administrative expenses		(7,889)	(7,467)	6	(19,939)	(21,580)	(8)
Other operating expenses		(8,317)	(9,415)	(12)	(26,391)	(30,624)	(14)
Operating profit	B	38,401	35,219	9	99,849	101,096	(1)
Finance income	C	544	505	8	2,361	1,517	56
Finance costs	D	(7,190)	(8,832)	(19)	(22,743)	(26,074)	(13)
Share of results of associates		(432)	2,674	(116)	1,397	8,270	(83)
Profit before exceptional items		31,323	29,566	6	80,864	84,809	(5)
Exceptional items	E	348	-	n.m.	2,554	83,509	(97)
Profit before tax		31,671	29,566	7	83,418	168,318	(50)
Tax	F	(7,940)	(6,800)	17	(20,561)	(20,922)	(2)
Profit after tax		23,731	22,766	4	62,857	147,396	(57)
Minority interests		(2,793)	(2,607)	7	(6,631)	(6,787)	(2)
Profit attributable to shareholders		20,938	20,159	4	56,226	140,609	(60)

n.m. : Not meaningful

1(a)(ii) Notes to the Income Statement

	Group					
	Third Quarter Ended 30 September			Nine Months Ended 30 September		
	2003	2002	+ / (-)	2003	2002	+ / (-)
	$'000	$'000	%	$'000	$'000	%
A Turnover						
Revenue from property development	14,708	37,314	(61)	89,496	88,900	1
Revenue from property investments	27,380	27,963	(2)	81,222	82,799	(2)
Gross revenue from hotel operations	46,008	44,905	2	120,112	130,915	(8)
Revenue from trading, retail and management services	4,104	5,534	(26)	13,873	14,017	(1)
Revenue	92,200	115,716	(20)	304,703	316,631	(4)
Investment income	14,090	10,988	28	34,438	31,067	11
Turnover	106,290	126,704	(16)	339,141	347,698	(2)
B Operating profit						
Operating profit is stated after charging :						
Depreciation and amortisation	8,317	8,321	-	24,824	25,245	(2)
C Finance income						
Interest income	522	505	3	1,490	1,517	(2)
Foreign exchange gain (net)	22	-	n.m.	871	-	n.m.
	544	505	8	2,361	1,517	56
D Finance costs						
Interest expense	4,170	5,414	(23)	13,868	16,858	(18)
Amortisation of bond discount	3,020	2,853	6	8,875	8,385	6
Foreign exchange loss (net)	-	565	(100)	-	831	(100)
	7,190	8,832	(19)	22,743	26,074	(13)
E Exceptional items						
Gain on disposal of subsidiary	-	-	-	5	-	n.m.
Gain on liquidation of subsidiary	-	-	-	596	-	n.m.
Reversal of provision for doubtful recovery of loans to an associated company	531	-	n.m.	531	-	n.m.
Claim by Dermajaya Sdn Bhd against Premium Properties Sdn Bhd ("PPSB"), net of amount indemnified by previous shareholders of PPSB	(183)	-	n.m.	(550)	-	n.m.
Share of distribution on sale of common property at Tiong Bahru Plaza	-	-	-	1,105	-	n.m.
Profit on sale of investment properties	-	-	-	867	83,509	(99)
	348	-	n.m.	2,554	83,509	(97)
F Tax						
Adjustment for under/(over) provision of tax in respect of prior years	-	-	-	-	-	-

n.m. : Not meaningful

1(b)(i) A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year

	The Group		The Company	
	30.09.03	31.12.02	30.09.03	31.12.02
	$'000	$'000	$'000	$'000
Non-current Assets				
Fixed assets	2,247,691	2,209,785	218,426	216,745
Subsidiary companies	-	-	840,270	961,687
Associated companies	47,175	65,966	400	20,000
Other investments	302,916	302,916	48,811	48,811
Intangibles	2,075	2,400	-	-
Expenditure carried forward	741	1,399	500	1,057
	2,600,598	2,582,466	1,108,407	1,248,300
Current Assets				
Properties under development	69,780	220,246	-	25,000
Developed properties	15,035	-	2,261	-
Investments	176,117	175,353	176,117	175,353
Inventories	5,951	6,744	-	-
Trade debtors and other receivables	73,747	29,370	5,173	751
Deposits with financial institutions	57,332	47,757	1,590	12
Bank and cash balances	19,795	15,730	326	132
	417,757	495,200	185,467	201,248
Current Liabilities				
Trade creditors and other payables	(82,842)	(82,612)	(6,048)	(8,887)
Rental deposits	(12,180)	(8,283)	(1,549)	(1,044)
Bank overdrafts	(1,329)	(967)	-	(172)
Bank loans	(70,303)	(71,932)	-	(4,000)
3.1% Unsecured Bonds due 2003	-	(140,000)	-	(140,000)
1.5% Unsecured Bonds due 2004	(179,019)	-	(179,019)	-
Transferable term loan due 2004	(111,282)	-	(111,282)	-
Taxation	(23,613)	(24,954)	(5,069)	(3,842)
	(480,568)	(328,748)	(302,967)	(157,945)
Net Current Assets	(62,811)	166,452	(117,500)	43,303
Non-current Liabilities				
1.5% Unsecured Bonds due 2004	-	(173,546)	-	(173,546)
Transferable term loan due 2004	-	(107,880)	-	(107,880)
Bank loans	(501,364)	(457,904)	-	-
Loans from minority shareholders of subsidiaries	-	(5,990)	-	-
Rental deposits	(11,861)	(16,327)	(1,653)	(2,648)
Provision for retirement benefits	(2,832)	(2,939)	(805)	(707)
Deferred liability	(14,304)	(20,817)	-	-
Deferred taxation	(57,390)	(57,705)	(14,769)	(16,756)
	(587,751)	(843,108)	(17,227)	(301,537)
	1,950,036	1,905,810	973,680	990,066
Share Capital & Reserves				
Share capital	617,515	613,414	617,515	613,414
Share premium	186,622	184,511	186,622	184,511
Reserves	428,228	416,278	119,475	120,208
Retained earnings	494,811	486,431	50,068	71,933
Interests of the Shareholders	1,727,176	1,700,634	973,680	990,066
Minority Interests	222,860	205,176	-	-
	1,950,036	1,905,810	973,680	990,066

1(b)(ii) Aggregate amount of group's borrowings and debt securities

	As At 30.9.03		As At 31.12.02	
	Secured	Unsecured	Secured	Unsecured
	$'000	$'000	$'000	$'000
Amount repayable in one year or less, or on demand	43,814	327,818	35,054	177,845
Amount repayable after one year	446,102	55,262	396,829	367,065

Details of any collateral

The borrowings are secured by mortgages on the borrowing subsidiaries' land and buildings, development properties for sale and/or hotel properties; and /or assignment of all rights and benefits with respect to the properties.

1(c) A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year

Group Cash Flow Statement for the third quarter ended 30 September

	Notes	Group 3rd Qtr 2003 $'000	3rd Qtr 2002 $'000
Cash flows from operating activities			
Profit before tax and share of results of associates		32,103	26,892
Adjustment for non-cash items		8,016	5,287
Profit on disposal of fixed assets		169	2,163
Profit on sale of properties under development		(1,488)	(1,084)
Investment and interest income		(14,612)	(11,493)
Interest expense		4,170	5,414
Operating profit before working capital changes		28,358	27,179
Debtors		40,577	77,077
Inventories		363	127
Rental deposits		668	1,252
Creditors and other payables		(1,195)	888
Changes in working capital		40,413	79,344
Progress billings		54,750	444
Expenditure on properties under development		(15,782)	(11,824)
Retirement benefits paid		316	-
Income taxes paid		(2,808)	(5,497)
Net cash from operating activities		105,247	89,646
Cash flows from investing activities			
Payment for interest in associated companies		-	183
Proceeds from disposal of fixed assets		131	183
Redemption of preference shares in associated company		9,800	-
Purchase of shares from minority shareholders in subsidiaries		-	(23,917)
Payment for trademark		-	(916)
Purchase of fixed assets	(i)	(21,406)	(7,329)
Retention monies withheld		964	18
Dividends received		10,990	8,716
Interest received		519	480
Net cash from / (used in) investing activities		998	(22,582)
Cash flows from financing activities			
Proceeds from issue of shares		859	192
Proceeds from issue of shares to minority shareholders of subsidiary		1,530	791
Repayment of loans to minority shareholders of subsidiary		-	(3,231)
Net borrowings		(103,728)	(58,451)
Interest paid		(6,544)	(7,473)
Net cash used in financing activities		(107,883)	(68,172)
Net decrease in cash and cash equivalents		(1,638)	(1,108)
Cash and cash equivalents at 1 July		77,436	62,458
Cash and cash equivalents at 30 September		75,798	61,350

Notes

(i) Purchase of fixed assets

The expenditure for third quarter 2003 relates mainly to costs incurred to refurbish the Group's properties, namely the Plaza Parkroyal and the service apartments at The Plaza in Singapore, the Parkroyal Kuala Lumpur and Penang Parkroyal in Malaysia and the Crowne Plaza Darling Harbour in Sydney as well as construction costs to fit-out 36 units of service apartments at the Hotel Sofitel Plaza Hanoi in Vietnam and to build an additional 85 rooms at the Sheraton Suzhou Hotel & Towers.

1(d)(i) A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year

Group Statement of Changes in Equity for the third quarter ended 30 September 2003

	Share Capital	Share Premium	Reserves	Retained Earnings	Total
	$'000	$'000	$'000	$'000	$'000
The Group					
Balance at 1 July 2003	617,000	186,271	428,796	473,873	1,705,940
Currency translation differences	-	-	(441)	-	(441)
Net profit	-	-	-	20,938	20,938
Negative goodwill	-	-	(122)	-	(122)
Dividends	-	-	-	-	-
Issue of share capital	515	351	(5)	-	861
Balance at 30 September 2003	617,515	186,622	428,228	494,811	1,727,176

Group Statement of Changes in Equity for the third quarter ended 30 September 2002

	Share Capital	Share Premium	Reserves	Retained Earnings	Total
	$'000	$'000	$'000	$'000	$'000
The Group					
Balance at 1 July 2002	613,169	184,410	498,097	445,484	1,741,160
Currency translation differences	-	-	(2,308)	-	(2,308)
Net profit	-	-	-	20,159	20,159
Negative goodwill	-	-	(122)	-	(122)
Dividends	-	-	-	-	-
Issue of share capital	126	66	-	-	192
Balance at 30 September 2002	613,295	184,476	495,667	465,643	1,759,081

Company Statement of Changes in Equity for the third quarter ended 30 September 2003

	Share Capital	Share Premium	Reserves	Retained Earnings	Total
	$'000	$'000	$'000	$'000	$'000
The Company					
Balance at 1 July 2003	617,000	186,271	119,480	41,693	964,444
Net profit	-	-	-	8,375	8,375
Dividends	-	-	-	-	-
Issue of share capital	515	351	(5)	-	861
Balance at 30 September 2003	617,515	186,622	119,475	50,068	973,680

Company Statement of Changes in Equity for the third quarter ended 30 September 2002

	Share Capital	Share Premium	Reserves	Retained Earnings	Total
	$'000	$'000	$'000	$'000	$'000
The Company					
Balance at 1 July 2002	613,169	184,410	145,740	37,791	981,110
Net profit	-	-	-	5,597	5,597
Dividends	-	-	-	-	-
Issue of share capital	126	66	-	-	192
Balance at 30 September 2002	613,295	184,476	145,740	43,388	986,899

1(d)(ii) Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year.

During the period, the issued share capital was increased as follows:

	$
Issued capital as at 1 July 2003	617,000,473
Issue of ordinary shares of S$1.00 each arising from the exercise of:	
UOL Warrants 2004	18,128
1999 Options granted under the UOL Executives Share Option Scheme	71,000
2000 Options granted under the UOL Executives Share Option Scheme	25,000
2001 Options granted under the UOL 2000 Share Option Scheme	133,000
2002 Options granted under the UOL 2000 Share Option Scheme	267,000
Issued capital as at 30 September 2003	617,514,601

The following number of ordinary shares of $1.00 each would be issued upon the exercise of the subscription rights in full by holders of the:

	30.09.03	30.09.02
UOL Warrants 2004 at any time on or before 12 June 2004 at the subscription price, presently $1.25 per share	174,108,878	177,194,207
Options granted under the UOL Executives Share Options and UOL 2000 Share Option Scheme :		
- 1998 Options during the option period from 29 April 1999 to 28 January 2003 at the offer price of $1.20 per share	-	12,000
- 1999 Options during the option period from 6 May 2000 to 5 February 2004 at the offer price of $1.60 per share	200,000	396,000
- 2000 Options during the option period from 15 May 2001 to 14 February 2005 at the offer price of $1.24 per share	239,000	497,000
- 2001 Options during the option period from 31 May 2002 to 30 May 2011 at the offer price of $1.58 per share	705,000	1,164,000
- 2002 Options during the option period from 27 June 2003 to 26 June 2012 at the offer price of $1.81 per share	1,138,000	1,423,000
- 2003 Options during the option period from 27 June 2004 to 26 June 2013 at the offer price of $2.05 per share	1,646,000	-
	178,036,878	180,686,207

2 Whether the figures have been audited, or reviewed and in accordance with which standard (e.g. the Singapore Standard on Auditing 910 (Engagements to Review Financial Statements), or an equivalent standard)

The figures have neither been audited nor reviewed by the Company's auditors.

3 Where the figures have been audited or reviewed, the auditor's report (including any qualifications or emphasis of matter)

Not applicable.

4 Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied

The Group has applied the same accounting policies and methods of computation in the financial statements for the current financial period as those of the audited financial statements for the year ended 31 December 2002.

5 If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of the change

Not applicable.

6 Earnings per ordinary share of the group for the current period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends

	Group	
	3rd Quarter 2003	3rd Quarter 2002
Earnings per ordinary share for the period		
(i) Based on weighted average number of ordinary shares in issue	Cents 3.41	Cents 3.29
(ii) On a fully diluted basis	Cents 3.19	Cents 3.08

Earnings per share is calculated by reference to the weighted average number of ordinary shares in issue during the period.

For the purposes of calculating diluted earnings per share, the weighted average number of shares in issue is adjusted to take into account the dilutive effect arising from the outstanding options granted to employees and warrants issued, where such shares would have been issued at a price lower than market value.

7 Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the (a) current period reported on and (b) immediately preceding financial year

	Group		Company	
	30.09.03	31.12.02	30.09.03	31.12.02
Net asset value per ordinary share	$2.80	$2.77	$1.58	$1.61
Net tangible asset backing per ordinary share	$2.79	$2.77	$1.58	$1.61

8 A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. The review must discuss any significant factors that affected the turnover, costs and earnings of the group for the current financial period reported on, including (where applicable) seasonable or cyclical factors. It must also discuss any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on.

Total turnover for the Group declined by 16% to $106.3 million in 3rd quarter 2003 from $126.7 million in 3rd quarter 2002. Revenues from property development declined as three of the Group's residential developments were completed in the preceding quarter. Revenues from property investments and hotel operations remained relatively stable when compared to the previous corresponding period. Although revenues from the hotels in Malaysia were affected by the on-going refurbishment works, this was compensated by the improved performance of the hotels in Australia. Revenues from trading operations were also lower as trading conditions remained difficult in third quarter 2003. However, investment income had increased due to higher dividends from quoted investments.

Compared to the corresponding quarter in 2002, cost of sales declined by 30% from $75.9 million to $52.8 million. The reduction was mainly due to lower cost of sales from property development as a result of lower revenues recognised during the quarter. Additional marketing expenses were incurred in the 3rd quarter 2003 for the Novena Suites development at Moulmein Road and for the promotion of the Group's retail properties. The share of results of associates had declined following the completion of The Eden executive condominium in the preceding quarter.

Pre-tax profit for 3rd quarter 2003 was $31.7 million, an increase of 7% over the profit of $29.6 million in the previous corresponding period. The increase was due mainly to higher dividends from quoted investments. At the attributable level, profit increased by 4% to $20.9 million from $20.2 million in 3rd quarter 2002.

9 Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results

In the announcement of the full year results for 2002, the Directors stated that the profit of the Group in the current year is unlikely to match those of 2002 in the absence of the significant exceptional gains. The current announced results are in line with the prospect statement previously disclosed.

10 A commentary at the date of this announcement of the competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months

The office rental market will remain competitive as the oversupply situation is likely to persist. The CPF changes and higher unemployment figures in Singapore will add uncertainty to the residential property market as buyers become more cautious. Conditions in the retail leasing market have stabilised in the absence of major new supply of retail space.

Visitor arrivals to Singapore have improved though occupancy and room rates have not returned to pre-SARS level. Outside Singapore, the performance of the hotels in Suzhou, China and Vietnam are expected to improve with anticipated increases in revenue. The on-going refurbishment works at the two hotels in Malaysia which are scheduled to be completed by end November 2003, will continue to affect performance, while trading conditions will remain difficult for the hotel in Yangon. In Australia, the Group's hotels in Perth and Sydney are expected to benefit from the on-going Rugby World Cup.

11 Dividend

(a) Current Financial Period Reported On

Any dividend declared for the current financial period reported on?

Name of dividend	:	N.A.
Dividend Type	:	N.A.
Dividend Rate	:	Nil
Par value of shares	:	N.A.
Tax Rate	:	N.A.

(b) Corresponding Period of the Immediately Preceding Financial Year

Any dividend declared for the corresponding period of the immediately preceding financial year?

Name of dividend	:	N.A.
Dividend Type	:	N.A.
Dividend Rate	:	Nil
Par value of shares	:	N.A.
Tax Rate	:	N.A.

(c) Date payable : N.A.

(d) Books closure date : N.A.

12 If no dividend has been declared/recommended, a statement to that effect

No dividend has been declared or recommended for the third quarter ended 30 September 2003.

13 Interested person transactions for the third quarter ended 30 September 2003

Name of interested person	Aggregate value of all interested person transactions during the financial period under review (excluding transactions less than $100,000 and transactions conducted under shareholders' mandate pursuant to Rule 920 of the Listing Manual) S'000	Aggregate value of all interested person transactions conducted under shareholders' mandate pursuant to Rule 920 (excluding transactions less than $100,000) S'000
	NIL	NIL

BY ORDER OF THE BOARD

Foo Thiam Fong Wellington
Company Secretary
28 October 2003